UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania, 19610

(Address of principal executive office of the issuer)

Savings Plan of Carpenter Technology Corporation

Index to Financial Statements

Form 11-K Annual Report

Form 11-K Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	5
Notes to Financial Statements	6-18

Supplementary Schedule:
Schedule of Assets (Held at End of Year)	19-20

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

   the Savings Plan of Carpenter Technology Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania

June 29, 2011

Savings Plan of Carpenter Technology Corporation

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

Dollars in thousands	2010	2009

Investments, at fair value	$435,820	$391,123
Notes receivable from participants	11,800	11,389

Net assets reflecting investments at fair value	447,620	402,512

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,694)	(757)

Net assets available for benefits	$445,926	$401,755

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

Dollars in thousands	2010	2009

Investment income:
Net appreciation in fair value of investments	$49,832	$59,276
Interest and dividends	10,063	9,822

Total investment income	59,895	69,098

Interest income from notes receivable from participants	636	697
Contributions:
Participant	12,034	10,704
Participant rollover	635	432
Employer	4,225	4,093

Total contributions	16,894	15,229

Benefits paid to participants	(32,964)	(22,117)

Administrative expenses	(290)	(271)

Net increase	44,171	62,636

Net assets available for benefits, beginning of year	401,755	339,119

Net assets available for benefits, end of year	$445,926	$401,755

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 1. Description of Plan

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides general information. A more comprehensive description of the Plan’s provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation, or any participating affiliate (collectively referred to as the “Company”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non-union employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

As defined in the Plan, each year, participants may contribute up to 35% of annual compensation on a pre-tax basis, and up to 35% of annual compensation on an after-tax basis. The combined contributions cannot exceed 35% of total compensation. Effective January 1, 2011, the limits were increased from 35% to 100% of annual compensation on both a pre-tax and after-tax basis. Participants who are age 50 or older may make “catch-up contributions”, which are additional pre-tax contributions. Participants may also contribute amounts representing rollover distributions from other qualified pension plans. The Company contributes an amount equal to 3% of each employee’s base pay. Effective August 6, 2009, the Company contribution was reduced to 2% for salaried employees only. The Company contribution was reinstated to 3% for salaried employees effective January 1, 2011. Contributions are subject to certain limitations.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 1. Description of Plan (Continued)

Participants’ Accounts

Several accounts, all participant directed, may be maintained for each participant, as follows:

•	Employee pre-tax salary deferral account - credited with participant pre-tax contributions

•	Employee after-tax account - credited with participant after-tax contributions

•	Company basic contribution account - credited with Company contributions

•	Rollover contribution account - credited with participant rollover contributions

•	Inter-plan transfer account - credited with transfers from other Company plans

Vesting

All contributions and Plan earnings thereon are fully vested and non-forfeitable.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the amount of the highest outstanding loan balance on any Plan loan during the preceding twelve months or 50% of their vested account balance minus the current outstanding balance on any other Plan loan. Borrowings are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.5% at December 31, 2010, which represents the Prime Rate plus 1% on the last business day of the month in which the loan was distributed. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefits Paid to Participants

Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by April 1st of the year following the year in which the participant attains age 70-1/2. Hardship and non-hardship in-service withdrawals, and withdrawals after age 59-1/2, are permitted subject to certain restrictions. Benefits paid to participants are in cash, except for those accounts which consist of investments in the Carpenter Technology Stock Fund, which can be made in shares of the Company’s common stock or cash, at the participant’s option.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

A portion of the Plan’s assets are invested in fully benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Significant estimates include the determination of the fair value of plan assets. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions according to the terms of the Plan.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies and employer securities are stated at fair value, by reference to the closing price reported on the active market on which the securities are traded. The common/collective trust fund is valued based on the unit value established for the fund at each valuation date based on the fair value of underlying assets of the fund.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 2. Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

The net appreciation or depreciation in the fair value of investments in the Statements of Changes in Net Assets Available for Benefits consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expenses

Investment management fees, trustee fees, and transaction fees are paid by the Plan. A portion of these fees are netted against investment income. All other fees are paid by the Company.

Recent Accounting Standards

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-25 (ASU 2010-25), Reporting Loans by Defined Contribution Pension Plans. ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The provisions of ASU 2010-25 are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The provisions of ASU 2010-25 were adopted by the Plan in 2010 and applied retroactively to all periods presented.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 3. Investments

The following table presents fair value of investments at December 31:

Dollars in thousands	2010	2009

Investments whose fair values have been measured by quoted prices in an active market:
Registered investment companies	$286,666	$265,867
Employer securities	67,756	43,049
Investments whose fair values have been otherwise determined:
Common/collective trust *	81,398	82,207

	$435,820	$391,123

* Contract value (in thousands) at December 31, 2010 and 2009 is $79,704 and $81,450, respectively

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

Dollars in thousands	2010	2009

Standish Mellon Stable Value Fund	$81,398	$82,207
Carpenter Technology Stock Fund	67,756	43,049
Vanguard 500 Index Fund	60,509	56,686
PIMCO Total Return Fund	36,654	34,823
American Funds EuroPacific Growth Fund	33,714	34,637
Vanguard Mid-Cap Index Fund	23,275	20,259

During 2010 and 2009, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized appreciation and depreciation on investments held during the year) appreciated in value, as follows:

Dollars in thousands	2010	2009

Investments whose fair values have been measured by quoted prices in an active market:
Registered investment companies	$27,129	$48,087
Employer securities	22,703	11,189

	$49,832	$59,276

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 4. Standish Mellon Stable Value Fund

The Plan invests in the Standish Mellon Stable Value Fund (the “Fund”), which is a common/ collective trust fund. This fund is only available to participants of the Plan. The following charts show the underlying assets of the Fund at December 31, 2010 and 2009:

Dollars in thousands

2010	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Contract Value

Insurance Company General Accounts:
Monumental Life (Aegon)	AA/Aa2	$30,691	$61	$(741)	$30,011
Natixis Financial Products	AA/Aa2	25,695	17	(685)	25,027
Metropolitan	AA-/Aa3	1,539	—	(23)	1,516
Prudential	AA-/A2	1,542	—	(32)	1,510

		59,467	78	(1,481)	58,064

Other (Buy-Hold Synthetic Contracts):
JP Morgan Chase Bank	AAA/Aaa	5,677	1	(101)	5,577
United of Omaha	AAA/Aaa	5,568	(2)	(46)	5,520
Bank of America, N.A.	AAA/Aaa	3,723	—	(66)	3,657

		14,968	(1)	(213)	14,754

Interest Bearing Cash:
TBC Inc Pooled Daily Liquidity	N/A	6,886	—	—	6,886

		6,886	—	—	6,886

Total Fund		$81,321	$77	$(1,694)	$79,704

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 4. Standish Mellon Stable Value Fund (Continued)

Dollars in thousands

2009	Major Credit Ratings	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Contract Value
Insurance Company General Accounts:
Natixis Financial Products	AA+/Aa1	$24,056	$7	$(79)	$23,984
Monumental Life Aegon	AA+/Aa1	22,979	34	(120)	22,893
Metropolitan	AA-/Aa2	1,505	—	(5)	1,500

		48,540	41	(204)	48,377

Other (Buy-Hold Synthetic Contracts):
Rabobank	AAA/Aaa	4,453	6	(148)	4,311
Bank of America, N.A.	AAA/Aaa	7,523	8	(179)	7,352
JP Morgan Chase Bank	AAA/Aaa	8,930	10	(226)	8,714

		20,906	24	(553)	20,377

Interest Bearing Cash:
TBC Inc Pooled Daily Liquidity	N/A	12,696	—	—	12,696

		12,696	—	—	12,696

Total Fund		$82,142	$65	$(757)	$81,450

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 4. Standish Mellon Stable Value Fund (Continued)

As described in Note 2, because a portion of the underlying investments of the Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to those underlying investments of the Fund. Contract value as reported to the Plan, represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the underlying investments of the Fund. The crediting interest rate is based on a formula agreed upon with the various issuers. The fully benefit-responsive investments have minimum crediting interest rates. The minimum crediting interest rates reset periodically.

Certain events limit the ability of the Plan to transact at contract value with the various issuers. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under employee Retirement Income Security Act of 1974. The Company does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The underlying fully benefit-responsive investment contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields:	2010	2009
Based on actual earnings	2.93%	3.32%
Based on interest rate credited to participants	3.04%	3.41%

Note 5. Fair Value Measurements

The fair value framework, in accordance with the Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 5. Fair Value Measurements (Continued)

•	Level 1 – Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

•

Level 2 – Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement in its entirety.

Valuation methodologies and inputs used for Plan assets are described in Note 2.

Valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 5. Fair Value Measurements (Continued)

The following tables set forth the Plan’s investments at fair value, by level within the fair value hierarchy, on a recurring basis, as of December 31, 2010 and 2009:

Dollars in thousands

	Level 1	Level 2	Level 3	Total Fair Value
2010
Registered investment companies
Short-term reserve funds	$14,118	$—	$—	$14,118
Bond funds	36,654	—	—	36,654
Balanced funds	55,232	—	—	55,232
Domestic equity funds	142,268	—	—	142,268
International equity funds	38,394	—	—	38,394

Total registered investment companies	286,666	—	—	286,666

Employer securities	67,756	—	—	67,756
Common/collective trust	—	81,398	—	81,398

Total investments at fair value	$354,422	$81,398	$—	$435,820

2009
Registered investment companies
Short-term reserve funds	$15,543	$—	$—	$15,543
Bond funds	34,823	—	—	34,823
Balanced funds	47,196	—	—	47,196
Domestic equity funds	130,592	—	—	130,592
International equity funds	37,713	—	—	37,713

Total registered investment companies	265,867	—	—	265,867

Employer securities	43,049	—	—	43,049
Common/collective trust	—	82,207	—	82,207

Total investments at fair value	$308,916	$82,207	$—	$391,123

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 5. Fair Value Measurements (Continued)

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 investments, on a recurring basis, for the years ended December 31, 2010 and 2009:

Dollars in thousands	Common/ Collective Trust

2009

Balance, beginning of year	$77,123
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	4,484
Purchases, sales, issuances, repayments and settlements, net	600
Transfers in or out of Level 3, net	(82,207)

Balance, end of year	$—

The amounts shown above as unrealized gains (losses) relating to instruments still held at the reporting date include amounts representing a change in the fair value of fully benefit-responsive investment contracts. As discussed in Note 2, the activity for these investments is recorded on a contract value basis, thus the amounts above are not reflected in the Statements of Changes in Net Assets Available for Benefits.

As of December 31, 2009, additional information was obtained related to the inputs used to value the underlying assets of the common/collective trust. Accordingly, the fair value of the assets in the common/collective trust was transferred to Level 2.

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 6. Related Parties and Party-in-Interest Transactions

Certain funds within the Plan are invested in shares of registered investment companies managed by Vanguard Fiduciary Trust Company, an affiliate of The Vanguard Group. The Vanguard Group is the Plan’s Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan in 2010 and 2009 to the Trustee for investment management services related to these funds amounted to $143,000 and $129,000, respectively.

The Carpenter Technology Stock Fund is invested in shares of Carpenter Technology Corporation, the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions. Fees paid to the Trustee by the Plan in 2010 and 2009 for investment management services related to this fund amounted to $10,000 and $7,000, respectively. In addition, total purchases, at market value, for 2010 and 2009 were $38,406,000 and $18,957,000, respectively. Total sales, at market value, for 2010 and 2009 were $36,402,000 and $19,094,000 respectively.

Note 7. Plan Termination

The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

Note 8. Tax Status

The Plan obtained its latest determination letter dated March 21, 2003 from the Internal Revenue Service (“IRS”) informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under applicable provisions of the IRC. Therefore, the financial statements contain no provision for income taxes. The Plan filed for a new determination letter in January 2011, which is pending from the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by

Savings Plan of Carpenter Technology Corporation

Notes to Financial Statements

December 31, 2010 and 2009

Note 8. Tax Status (Continued)

taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available and investment income per the financial statements to the Form 5500:

	December 31,
Dollars in thousands	2010	2009

Net assets available for benefits, at contract value, per the financial statements	$445,926	$401,755
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	1,694	757

Net assets available for benefits, at fair value, per Form 5500	$447,620	$402,512

	Year Ended December 31,
	2010	2009

Investment income, per the financial statements	$59,895	$69,098
Interest from notes receivable from participants	636	697
Change in adjustment from contract value to fair value for fully benefit- responsive investment contracts	937	4,484

Investment income, per Form 5500	$61,468	$74,279

Savings Plan of Carpenter Technology Corporation
Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4i (1 of 2)	PN: 020
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(e) Current Value
	Common Collective Trust:

	Interest Bearing Cash
	Standish Mellon Asset Management, LLC	TBC Inc Pooled Daily Liquidity	$6,886,000

	Sub-total Interest Bearing Cash		6,886,000

	Insurance Company General Accounts
	Standish Mellon Asset Management, LLC	Monumental Life (Aegon)	30,752,000
	Standish Mellon Asset Management, LLC	Natixis Financial Products	25,712,000
	Standish Mellon Asset Management, LLC	Metropolitan	1,539,000
	Standish Mellon Asset Management, LLC	Prudential	1,542,000

	Sub-total Insurance Company General Accounts		59,545,000

	Other (Buy-Hold Synthetic Contracts)
	Standish Mellon Asset Management, LLC	JP Morgan Chase Bank	5,678,000
	Standish Mellon Asset Management, LLC	United of Omaha	5,566,000
	Standish Mellon Asset Management, LLC	Bank of America, N.A.	3,723,000

	Sub-total Other (Buy-Hold Synthetic Contracts)		14,967,000

	Sub-total Common Collective Trust**		81,398,000

	Registered Investment Companies:
	American Funds	American Balanced Fund	16,250,000
	American Funds	American Funds EuroPacific Growth Fund	33,714,000
	Artisan Funds	Artisan Mid Cap Value Fund	13,309,000
	Loomis Sayles	Loomis Sayles Value Fund	14,204,000
	PIMCO	PIMCO Total Return Fund	36,654,000
	T. Rowe Price	TRP Emerging Markets Stock Fund	4,680,000
	T. Rowe Price	TRP Spectrum Growth Fund	3,901,000
*	Vanguard	Vanguard 500 Index Fund	60,509,000
*	Vanguard	Vanguard Mid-Cap Index Fund	23,275,000
*	Vanguard	Vanguard PRIMECAP Fund	7,568,000
*	Vanguard	Vanguard Prime Money Market Fund	14,118,000
*	Vanguard	Vanguard Small-Cap Growth Index Fund	3,769,000
*	Vanguard	Vanguard Small-Cap Index Fund	10,109,000

Historical cost has not been presented for investment funds, as all investments are participant directed

*	Party-in-Interest
**	Contract Value for Common Collective Trust is $79,704,000

Savings Plan of Carpenter Technology Corporation
Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4i (2 of 2)	PN: 020
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	(e) Current Value
	Registered Investment Companies (Continued):
*	Vanguard	Vanguard Small-Cap Value Index Fund	5,624,000
*	Vanguard	Vanguard Target Retirement 2005 Fund	1,496,000
*	Vanguard	Vanguard Target Retirement 2015 Fund	14,415,000
*	Vanguard	Vanguard Target Retirement 2025 Fund	11,472,000
*	Vanguard	Vanguard Target Retirement 2035 Fund	5,939,000
*	Vanguard	Vanguard Target Retirement 2045 Fund	4,118,000
*	Vanguard	Vanguard Target Retirement Income Fund	1,542,000

	Sub-total Registered Investment Companies		286,666,000

	Employer Securities
*	Carpenter Technology Corporation	Carpenter Technology Stock Fund	67,756,000

	Sub-total Employer Securities		67,756,000

	Participant Loans
*	Participant Loans	Loans to Participants Interest rates range from 4.25% to 10.5%	11,800,000

	Sub-total Participant Loans		11,800,000

	Total Assets Held at End of Year		$447,620,000

Historical cost has not been presented for investment funds, as all investments are participant directed

*	Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION
(Name of Plan)

Date: June 29, 2011	By:	/s/ K. Douglas Ralph
K. Douglas Ralph
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm